SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 24.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(a)

(Amendment No. 1)*

DFB Healthcare Acquisitions Corp.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

23291E208

(CUSIP Number)

David Clark

Elliot Press

Deerfield Mgmt, L.P.

780 Third Avenue, 37th Floor

New York, New York 10017

(212) 551-1600

With a copy to:

Jonathan D Weiner, Esq.

Mark D. Wood, Esq.

Katten Muchin Rosenman LLP

575 Madison Avenue

New York, New York 10022

(212) 940-8800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 2, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)
(Page 1 of 10 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

Cusip No. 23291E208	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS Deerfield Mgmt IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,545,652 (1)(2)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,545,652 (1)(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,545,652 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.35%
14	TYPE OF REPORTING PERSON PN

(1) Comprised of 2,500,000 shares held by Deerfield Private Design Fund IV, L.P. and 6,045,652 shares held by Deerfield/RAB Ventures, LLC.

(2) Does not include 833,333 shares of common stock issuable upon exercise of warrants held by Deerfield Private Design Fund IV, L.P. and 4,333,333 shares of common stock issuable upon exercise of warrants held by Deerfield/RAB Ventures, LLC, which are not presently exercisable and are not exercisable within 60 days from the date hereof.

SCHEDULE 13D

Cusip No. 23291E208	Page 3 of 10 Pages

1	NAME OF REPORTING PERSONS Deerfield Private Design Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,545,652 (3)(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,545,652 (3)(4)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,545,652 (3)(4)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.35%
14	TYPE OF REPORTING PERSON PN

(3) Comprised of 2,500,000 shares held by Deerfield Private Design Fund IV, L.P. and 6,045,652 shares held by Deerfield/RAB Ventures, LLC.

(4) Does not include 833,333 shares of common stock issuable upon exercise of warrants held by Deerfield Private Design Fund IV, L.P. and 4,333,333 shares of common stock issuable upon exercise of warrants held by Deerfield/RAB Ventures, LLC, which are not presently exercisable and are not exercisable within 60 days from the date hereof.

SCHEDULE 13D

Cusip No. 23291E208	Page 4 of 10 Pages

1	NAME OF REPORTING PERSONS Deerfield Management Company, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,571,739 (5)(6)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,571,739 (5)(6)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,571,739 (5)(6)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.43%
14	TYPE OF REPORTING PERSON PN

(5) Comprised of 2,500,000 shares held by Deerfield Private Design Fund IV, L.P., 6,045,652 shares held by Deerfield/RAB Ventures, LLC and 26,087 shares held by Steven Hochberg, an employee of Deerfield Management Company and a member of the Issuer’s board of directors, for the benefit, and subject to the direction, of Deerfield Management Company.

(6) Does not include 833,333 shares of common stock issuable upon exercise of warrants held by Deerfield Private Design Fund IV, L.P. and 4,333,333 shares of common stock issuable upon exercise of warrants held by Deerfield/RAB Ventures, LLC, which are not presently exercisable and are not exercisable within 60 days from the date hereof.

SCHEDULE 13D

Cusip No. 23291E208	Page 5 of 10 Pages

1	NAME OF REPORTING PERSONS James E. Flynn
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,571,739 (7)(8)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,571,739 (7)(8)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,571,739 (7)(8)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 27.43%
14	TYPE OF REPORTING PERSON IN

(7) Comprised of 2,500,000 shares held by Deerfield Private Design Fund IV, L.P., 6,045,652 shares held by Deerfield/RAB Ventures, LLC and 26,087 shares held by Steven Hochberg, an employee of Deerfield Management Company and a member of the Issuer’s board of directors, for the benefit, and subject to the direction, of Deerfield Management Company.

(8) Does not include 833,333 shares of common stock issuable upon exercise of warrants held by Deerfield Private Design Fund IV, L.P. and 4,333,333 shares of common stock issuable upon exercise of warrants held by Deerfield/RAB Ventures, LLC, which are not presently exercisable and are not exercisable within 60 days from the date hereof.

SCHEDULE 13D

Cusip No. 23291E208	Page 6 of 10 Pages

1	NAME OF REPORTING PERSONS Steven I. Hochberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 6,045,652 (9)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 6,045,652 (9)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,045,652 (9)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.35%
14	TYPE OF REPORTING PERSON IN

(9) Comprised of shares held by Deerfield/RAB Ventures, LLC.

This Amendment No. 1 (this “Amendment”) to Schedule 13D amends the Schedule 13D (“Schedule 13D”) filed by (i) Deerfield Mgmt IV, L.P. (“Deerfield Mgmt IV”), (ii) Deerfield Private Design Fund IV, L.P. (“Deerfield Private Design Fund IV”), (iii) Deerfield Management Company, L.P. (“Deerfield Management”), (iv) James E. Flynn, a natural person (“Flynn”), and (v) Steven I. Hochberg, a natural person (“Hochberg” and collectively with Deerfield Mgmt IV, Deerfield Private Design Fund IV, Deerfield Management and Flynn, the “Reporting Persons”), with respect to shares of common stock, par value $0.0001 per share (the “Common Stock”) of DFB Healthcare Acquisitions Corp (the “Company”). Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to them in the Schedule 13D.

Item 4. Purpose of Transaction.

Pursuant to the Letter Agreement, up to 921,848 and 3,913 of the Founder Shares held by the Sponsor and Hochberg, respectively, were subject to forfeiture depending upon the extent to which the Underwriters exercised their over-allotment option in connection with the IPO. The Underwriters’ over-allotment option expired unexercised on April 2, 2018 and, accordingly, the Sponsor and Hochberg subsequently forfeited, for no consideration, 921,848 and 3,913 Founder Shares, respectively.

Item 5. Interest in Securities of the Issuer.

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)

(1)      Deerfield Mgmt IV

Number of shares:  8,545,652 (comprised of shares held by Deerfield Private Design Fund IV and the Sponsor)

Percentage of shares: 27.35%

(2)      Deerfield Management

Number of shares:	8,571,739 (comprised of shares held by Deerfield Private Design Fund IV or the Sponsor and by Steven Hochberg at the direction of Deerfield Management)

Percentage of shares: 27.43%

(3)      Deerfield Private Design Fund IV

Number of shares:  8,545,652 (comprised of shares held directly and by the Sponsor)

Percentage of shares: 27.35%

(4)      Flynn

Number of shares:	8,571,739 (comprised of shares held by Deerfield Private Design Fund IV or the Sponsor and by Steven Hochberg at the direction of Deerfield Management)

Percentage of shares: 27.43%

(5)      Hochberg

Number of shares:  6,045,652 (comprised of shares held by the Sponsor)

Percentage of shares: 19.35%

(b)

(1)      Deerfield Mgmt IV

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 8,545,652

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 8,545,652

(2)      Deerfield Management

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 8,571,739

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 8,571,739

(3)      Deerfield Private Design Fund IV

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 8,545,652

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 8,545,652

(4)      Flynn

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 8,571,739

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 8,571,739

(4)      Hochberg

Sole power to vote or direct the vote: 0

Shared power to vote or direct the vote: 6,045,652

Sole power to dispose or to direct the disposition: 0

Shared power to dispose or direct the disposition: 6,045,652

Flynn is the sole member of the general partner of each of Deerfield Mgmt IV and Deerfield Management. Deerfield Mgmt IV is the general partner, and Deerfield Management is the investment manager, of Deerfield Private Design Fund IV. Hochberg, an employee of Deerfield Management and a director of the Company, also serves as Deerfield Private Design Fund IV’s designee on the board of managers of the Sponsor, which consists of two managers.

Each Reporting Person may be deemed to be a member of a “group” for purposes of the Securities Exchange Act of 1934 with the Sponsor and RAB Ventures (DFB) LLC (“RAB”) (the other member of the Sponsor), and Richard Barasch. The Reporting Persons, the Sponsor, RAB and Mr. Barasch may be deemed to collectively beneficially own an aggregate of 8,571,739 shares of Common Stock, or 27.43% of the issued and outstanding shares of Common Stock. The share ownership reported for the Reporting Persons does not include any shares of Common Stock held by the other member of the Sponsor or Mr. Barasch. Each Reporting Person disclaims beneficial ownership of any shares of Common Stock beneficially owned by the other member of the Sponsor, except with respect to the shares owned by the Sponsor as disclosed in this Schedule 13D.

(c) Except as set forth in Items 3 and 4 of this Schedule 13D, the Reporting Persons have not engaged in any transactions in the Company’s securities during the past 60 days.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 4, 2018

DEERFIELD MGMT IV, L.P.
By: J.E. Flynn Capital IV, LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD PRIVATE DESIGN FUND IV, L.P.
By: Deerfield Mgmt IV, L.P., General Partner
By: J.E. Flynn Capital IV, LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

DEERFIELD MANAGEMENT COMPANY, L.P.

By: Flynn Management LLC, General Partner

By: /s/ Jonathan Isler
Name: Jonathan Isler
Title: Attorney-in-Fact

JAMES E. FLYNN

/s/ Jonathan Isler
Jonathan Isler, Attorney-in-Fact

/s/ Steven Hochberg
STEVEN HOCHBERG